(m)(1)(i)

AMENDED SCHEDULE A

with respect to the

SECOND AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

ING MUTUAL FUNDS

CLASS A SHARES

Fund	Maximum Combined Service and Distribution Fees (as a percentage of average daily net assets)
ING Diversified Emerging Markets Debt Fund	0.25%
ING Diversified International Fund	0.25%
ING Emerging Markets Equity Dividend Fund	0.25%
ING Emerging Markets Equity Fund	0.25%
ING Global Bond Fund	0.25%
ING Global Equity Dividend Fund	0.25%
ING Global Opportunities Fund	0.25%
ING Global Perspectives Fund	0.25%
ING International Real Estate Fund	0.25%
ING International Small Cap Fund	0.35%
ING International Value Equity Fund[1]	0.25%

Date last amended: November 21, 2013

1 ING International Value Equity Fund (formerly, ING Global Value Choice Fund) Service Fee change effective January 2, 2008.